Issuer Free Writing Prospectus, dated June 10, 2016

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Nos. 333-194431, 333-194431-01, 333-194431-02

$1,500,000,000

Weatherford International Ltd.

$750,000,000 7.750% Senior Notes due 2021

$750,000,000 8.250% Senior Notes due 2023

The information in this pricing term sheet (the “Pricing Term Sheet”) supplements Weatherford International Ltd.’s preliminary prospectus supplement, dated June 8, 2016 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement only to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, the Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, including all documents incorporated by reference therein. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Weatherford International Ltd., a Bermuda exempted company.

Guarantors:	Weatherford International plc, an Irish public limited company, and Weatherford International, LLC, a Delaware limited liability company.

Securities Offered:

7.750% Senior Notes due 2021 (the “2021 Notes”).

8.250% Senior Notes due 2023 (the “2023 Notes” and, together with the 2021 Notes, the “Notes”).

Unless the context requires otherwise, as used in this Pricing Term Sheet, each Note refers to a Note having a principal amount of $1,000.

Aggregate Principal Amount Offered:	$750,000,000 aggregate principal amount of 2021 Notes. $750,000,000 aggregate principal amount of 2023 Notes.

Ratings:*	B2 (Moody’s) / BB- (S&P).

Public Offering Price, Underwriting Discount and Proceeds to the Issuer, Before Expenses:	The following table shows the public offering price, underwriting discount and proceeds to the Issuer, before expenses.

	Per 2021 Note	Total 2021 Notes	Per 2023 Note	Total 2023 Notes
Public Offering Price (1)	100.00%	$750,000,000	100.00%	$750,000,000
Underwriting Discount	1.50%	$11,250,000	1.50%	$11,250,000
Proceeds to the Issuer (before expenses)	98.50%	$738,750,000	98.50%	$738,750,000
	(1) Plus accrued interest from June 17, 2016, if settlement occurs after that date.

Trade Date:	June 10, 2016.

Expected Settlement Date:**	June 17, 2016 (T+5).

Issue Price:	The 2021 Notes will be issued at a price of 100% of their principal amount. The 2023 Notes will be issued at a price of 100% of their principal amount.

Maturity:	The 2021 Notes will mature on June 15, 2021, unless earlier redeemed. The 2023 Notes will mature on June 15, 2023, unless earlier redeemed.

Interest Rate:	7.750% per year for the 2021 Notes, accruing from the Expected Settlement Date. 8.250% per year for the 2023 Notes, accruing from the Expected Settlement Date.

Yield to Maturity:	7.750% for the 2021 Notes. 8.250% for the 2023 Notes.

Interest Payment Dates:	Interest will accrue from the Expected Settlement Date and will be payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2016.

Optional Redemption:	The Notes may be redeemed by the Issuer at its option as set forth under “Optional Redemption” below. The Notes may also be redeemed by the Issuer at its option in connection with a change in tax law as set forth under “Description of Notes—Optional Redemption—Redemption at Our Option upon a Change in Tax Law” in the Preliminary Prospectus Supplement.

Joint Global Coordinators and Bookrunners:	Deutsche Bank Securities Inc. Wells Fargo Securities, LLC

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Mitsubishi UFJ Securities (USA), Inc.

Co-Managers:	Standard Chartered Bank Skandinaviska Enskilda Banken AB (publ) TD Securities (USA) LLC Barclays Capital Inc. RBC Capital Markets, LLC UniCredit Capital Markets LLC BBVA Securities Inc.

CUSIP Number:	947075 AJ6 for the 2021 Notes. 947075 AK3 for the 2023 Notes.

ISIN:	US947075AJ68 for the 2021 Notes. US947075AK32 for the 2023 Notes.

Use of Proceeds:	The Issuer expects to receive net proceeds of approximately $1,476.0 million after deducting underwriting discount and estimated offering expenses. The Issuer intends to use all or a portion of the net proceeds from this offering to fund a portion of the Tender Offers. In the event that the Tender Offers are not consummated, or the aggregate amount of securities tendered in the Tender Offers and accepted for payment is less than the Maximum Purchase Amount or the Issuer otherwise has any remaining net proceeds, the Issuer may use such proceeds to repay or retire other outstanding indebtedness, which may include amounts outstanding under the Revolving Credit Agreement. Until the Issuer applies the net proceeds for the purposes described above, it may invest them in short-term liquid investments or repay a portion of the amounts outstanding under the Revolving Credit Agreement.

Capitalization:	The following line items supersede and replace in their entirety the corresponding entries in the “As Further Adjusted” column as of March 31, 2016 in the table under the heading “Capitalization” in the Preliminary Prospectus Supplement.

	Cash and cash equivalents:	$ 3,011

	7.750% Senior Notes due 2021:	750

	8.250% Senior Notes due 2023:	750

	Long-term debt:	9,158

	Total indebtedness:	$ 9,662

	Total capitalization:	$ 14,321

Tender Offers:	The Maximum Purchase Amount will be increased from $2.1 billion to $2.6 billion.

Optional Redemption:

The following discussion supersedes and replaces in its entirety the corresponding entries in the Preliminary Prospectus Supplement under the headings “Description of Notes—Optional Redemption—General,” “—Redemption with Proceeds from Equity Offerings” and “Redemption at Applicable Premium.”

Par Redemption

At any time on or after, in the case of the 2021 Notes, May 15, 2021 (one month prior to their maturity date) (the “2021 Notes Par Call Date”) or, in the case of the 2023 Notes, March 15, 2023 (three months prior to their maturity date) (the “2023 Notes Par Call Date”), the Notes of such series will be redeemable, at our option, at any time in whole, or from time to time in part, at a price equal to 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest to the redemption date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date).

Make-Whole Redemption

At any time prior to, in the case of the 2021 Notes, the 2021 Notes Par Call Date or, in the case of the 2023 Notes, the 2023 Notes Par Call Date, each such series of Notes will be redeemable, at our option, at any time in whole, or from time to time in part, at a price equal to the greater of:

•	100% of the principal amount of the Notes to be redeemed; or

•	the sum of the present values of the remaining scheduled payments of principal and interest (at the rate in effect on the date of calculation of the redemption price) on the Notes to be redeemed (exclusive of interest accrued to the redemption date that would have been due if the Notes had matured on the 2021 Notes Par Call Date in the case of the 2021 Notes, and the 2023 Notes Par Call Date in the case of the 2023 Notes, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Yield plus 50 basis points for the 2021 Notes and 50 basis points for the 2023 Notes;

plus, in either case, accrued and unpaid interest to the redemption date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date).

The actual optional redemption price will be calculated and certified to the Trustee and the Issuer by the Independent Investment Banker. For purposes of determining the optional redemption price, the following definitions are applicable:

“Treasury Yield” means, with respect to any redemption date applicable to the Notes of either series, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the third Business Day immediately preceding such redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the applicable Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed, calculated as if the maturity date of the 2021 Notes were the 2021 Notes Par Call Date and as if the maturity date of the 2023 Notes were the 2023 Notes Par Call Date, as the case may be (the “Remaining Life”), that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the Remaining Life of the Notes to be redeemed; provided, however, that if no maturity is within three months before or after the applicable Par Call Date for such Notes, yields for the two published maturities most closely corresponding to such United States Treasury security will be determined and the treasury rate will be interpolated or extrapolated from those yields on a straight line basis rounding to the nearest month.

“Independent Investment Banker” means any of Deutsche Bank Securities Inc. and Wells Fargo Securities, LLC and their respective successors or, if neither such firm is willing and able to select the applicable Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Issuer.

“Comparable Treasury Price” means, with respect to any redemption date, (a) the average of the Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (b) if the Independent Investment Banker obtains fewer than four Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means each of Deutsche Bank Securities Inc. and Wells Fargo Securities, LLC so long as it is a primary U.S. Government securities dealer in the United States (a “Primary Treasury Dealer”) at the relevant time and, if it is not then a Primary Treasury Dealer, then a Primary Treasury Dealer selected by it, and in each case their respective successors, plus at least two other Primary Treasury Dealers selected by us; provided, however, that if any of the foregoing shall not be a Primary Treasury Dealer at such time and shall fail to select a Primary Treasury Dealer, then the Issuer will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date for the Notes, an average, as determined by an Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue for the Notes (expressed in each case as a percentage of its principal amount) quoted in writing to an Independent Investment Banker by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Notes offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by contacting Deutsche Bank Securities at Deutsche Bank Securities, Attention: Prospectus Group, 60 Wall Street, New York, NY 10005, or by telephone at (800) 503 – 4611, or by email at prospectus.cpdg@db.com; or Wells Fargo Securities at Wells Fargo Securities, Attention: WFS Customer Service, 608 2nd Ave. S, Suite 1000, Minneapolis, MN 55402, or by telephone at (800) 645 – 3751, Opt. 5,or by email at wfscustomerservice@wellsfargo.com.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** It is expected that delivery of the Notes will be made against payment therefor on or about June 17, 2016, which will be the fifth business day following the date hereof. Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in five business days (T+5), to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing and the next succeeding business day should consult their own advisors.